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                         [ELCOR CORPORATION LETTERHEAD]

FOR FURTHER INFORMATION:
Richard J. Rosebery, Vice Chairman
Chief Financial and Administrative Officer, and Treasurer
(972) 851-0510

PRESS RELEASE
FOR IMMEDIATE RELEASE





                          ELCOR CORPORATION ADOPTS NEW
                            SHAREHOLDER RIGHTS PLAN

DALLAS, TX, May 26, 1998--Elcor Corporation announced today that its
Board of Directors adopted a new Shareholder Rights Plan which will take effect when the current rights plan expires on July 8, 1998.

Under the new plan, which is similar to the expiring plan, rights will be distributed as a dividend at the rate of one right for each share of common stock of the Company held by the shareholders of record as of the close of business on July 8, 1998. Each right will entitle shareholders to buy, upon occurrence of certain events, one one-hundredth of a share of preferred stock for $165. Should any person or group acquire beneficial ownership of 15% or more of the Company's common stock, other than certain bona fide institutional investors to whom a 20% threshold applies, all rights not held by the 15% stockholder become rights to purchase Elcor common stock at a 50% discount.

Under certain circumstances, the rights are redeemable at a price of $0.01 per right. The rights will expire on July 8, 2008, unless redeemed earlier.

                                      ---

Elcor, through its subsidiaries, manufactures roofing products and industrial products. Each of Elcor's principal operating subsidiaries is the leader or one of the leaders within its particular market. Its common stock is listed on the New York Stock Exchange (ticker symbol: ELK).

Elcor's roofing products facilities are located in Tuscaloosa, Alabama; Shafter, California; Dallas and Ennis, Texas. Its industrial products facilities are located in Cleveland, Ohio; Dallas, Lufkin, and Midland, Texas.